EXHIBIT (a) (37)
Final Transcript
Conference Call Transcript
LAF — Q1 2006 Lafarge North America Earnings Conference Call
Event Date/Time: Apr. 26. 2006 / 11:00AM ET

Thomson StreetEvents	www.streetevents.com	Contact Us	1
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
CORPORATE PARTICIPANTS
Eric Olsen
Lafarge North America — CFO
Philippe Rollier
Lafarge North America — President, CEO
CONFERENCE CALL PARTICIPANTS
David MacGregor
Longbow Research — Analyst
Nicolas Godet
Exane BNP Paribas — Analyst
Todd Vencil
BB&T Capital Markets — Analyst
Clyde Lewis
Smith Barney Citigroup — Analyst
Mike Best
JPMorgan — Analyst
Richard Stoneman
Dundee Securities — Analyst
John Lynch
Lynch Research — Analyst
PRESENTATION
Operator
Good day, everyone, and welcome to the Lafarge North America first-quarter earnings conference call. Today’s conference is being record. At this time, I would like to turn the conference over to Eric Olsen, Chief Financial Officer. Please go ahead, sir.
Eric Olsen — Lafarge North America — CFO
Thank you. Good morning and welcome to Lafarge North America’s first-quarter 2006 earnings conference call.
Before getting started, I would like to remind you that forward-looking statements in this conference call are made under the Safe Harbor provisions of the 1995 Private Securities Litigation Reform Act. Please refer to the full Safe Harbor text included in last night’s press release for further details.
As we have discussed in prior years, we typically incur a loss during the first quarter. The majority of our markets are located in northern climates, and first-quarter sales are generally low and represent only about 15% of our yearly sales. We also take the opportunity during this slower season to perform a large portion of our annual maintenance. Because of this, year-over-year first-quarter volume variances are not necessarily indicative of underlying demand trends for our business and can be highly influenced by year-over-year differences in weather. This year was no exception in that regard. Favorable weather during the first quarter contributed to increased volumes across all our product lines compared with the same period last year.
Strong pricing in all of our product lines continues to be the most significant driver of earnings improvement with quarter-over-quarter prices up 12% in cement, 6% in aggregates, 13% in ready-mix, and 28% in gypsum. Sales in the first quarter were up 35% to $781 million, reflecting strong volumes and favorable pricing trends. Excluding the favorable Canadian exchange rate, sales were up 32%.

Thomson StreetEvents	www.streetevents.com	Contact Us	2
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Our operating loss for the quarter, before corporate and unallocated expenses, was $55.8 million, a decrease of $22.7 million from 2005. Cement results improved by $9.8 million. Gypsum results improved by $14.4 million, and aggregates, concrete and asphalt results were down slightly.
On February 21, 2006, Lafarge S.A. launched a tender offer for the shares of Lafarge North America that they currently do not own. During the quarter, we expensed approximately $6.4 million for professional service fees associated with the tender offer process.
For the first quarter, we reported a net loss of $65.6 million. Excluding the after-tax effect of the tender offer-related costs, as well as costs associated with the expensing of stock-based compensation, we lost $56.9 million for the quarter. For the first quarter of 2005, we reported a net loss of $188.5 million, which included $115.7 million in taxes associated with the repatriation of cash from our Canadian subsidiary. Excluding the impact of the tax associated with the repatriation, we lost $72.8 million in the first quarter of 2005.
On a per-share basis, we reported a net loss of $0.86 per share for the first quarter of 2006. Excluding the costs associated with the tender offer and stock-based compensation, our net loss was $0.74 per share. This compares to a first-quarter 2005 net loss of $0.97 per share, which excludes the repatriation tax.
The effect of the change in the value of the Canadian dollar, which averaged $0.87 in the quarter compared to $0.82 in 2005, increased the quarterly operating loss of our Canadian operations by $2.5 million. If the Canadian dollar remains at $0.87 for the balance of the year, we anticipate that there will be a positive impact on our full year’s earnings of approximately $0.10 per share, as compared with 2005.
Pension and other postretirement costs were up approximately $3.6 million for the quarter compared with last year. We would expect pension and postretirement costs to be up by 14 to $17 million for the year. We began to expense stock-based compensation as January 1, 2006. This change in accounting policy resulted in an additional $6.8 million in SG&A expenses for the quarter. We expect our total stock-based compensation expense for 2006 to be approximately $16 million.
Turning now to our operating results by segment, our aggregates, concrete and asphalt business recorded an operating loss of $73.5 million in the first quarter, which compares to a loss of $72.1 million in the first quarter of 2005. The stronger Canadian dollar negatively impacted the conversion of our Canadian operating results into U.S. dollars and increased our seasonal operating loss by approximately $2.8 million. If the exchange rate stays at $0.87 for the balance of the year, our AC&A results would benefit by approximately $5 million.
AC&A is our most seasonal business. Approximately 60% of these sales occur in Canada and a significant portion of our U.S. aggregates operations are dependent on Great Lakes shipping. In many of our AC&A markets, the construction season does not really begin in earnest until late in the first quarter or during the second quarter.
AC&A sales for the quarter increased 36% to $419 million. Excluding the favorable impact of the stronger Canadian dollar, sales increased 32% in the quarter. Energy costs were up $3.8 million due to higher prices for diesel and electricity. In addition, increased costs associated with the implementation of our enterprise resource planning, or ERP project, pension and postretirement expenses and stock-based compensation negatively impacted profitability in the quarter.
Aggregate sales volumes were 19.5 million tons, up 15% compared with the first quarter of 2005. As a result of favorable weather and solid demand, volumes were strong in all our regions, especially in western Canada and Maryland. Canadian shipments were up 11% to 9.2 million tons, and U.S. shipments were up 18% to 10.3 million tons compared with the first quarter last year. Average selling prices were up 6%.
The operating loss in aggregates was $34.1 million in the quarter, $3.3 million higher than last year, principally as a result of increased stripping costs, higher SG&A expenses, and the strengthening of the Canadian dollar.
Ready-mix concrete volumes of 2 million cubic yards increased by 17% compared to 2005. Canadian concrete volumes were 962,000 cubic yards, up 20% from 2005, primarily as a result of strong market conditions in western Canada and favorable weather. In the U.S., first-quarter volumes were 1.068 million yards, up 15% from 2005. Average selling prices were up 13%, and margin over materials was up 15% for the quarter. Production costs were up 2% compared to the same period last year, largely due to increased fuel costs. The operating loss in ready-mix for the quarter was $6.8 million, which compares to a loss of $12.6 million in the first quarter of 2005.
In the asphalt and paving business, a very small percentage of our annual activity occurs this early in the year, so trends and corresponding results for this business are not meaningful for the first quarter. Our operating loss in this business was $33.2 million in the quarter, $5.7 million higher than in 2005.

Thomson StreetEvents	www.streetevents.com	Contact Us	3
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
In our cement segment, our first-quarter operating loss of $9.2 million was $9.8 million lower than the $19 million operating loss reported in 2005. Strong demand, driven in part by favorable weather as well as double-digit percentage increases in prices, resulted in a 32% increase in sales for the quarter. Sales were $276 million compared to $209 million in 2005. Excluding the favorable impact of the Canadian dollar, sales were up 29% over last year. Cement sales volumes for the quarter were 2.3 million tons, an increase of 16% or 314,000 tons over 2005. U.S. sales of 1.6 million tons were up 15%, while Canadian sales volumes totaled approximately 670,000 tons, up 17% from 2005 levels. Average cement prices were up 12% or approximately $11 per ton in the first quarter, compared to the first quarter of 2005. Average cement prices in the quarter were up 15% in the U.S. and 8% in Canada. In January, we implemented price increases in the U.S. and Canada of 7 to $12 per ton in local currency. Average cement prices were up 8% in the first quarter, compared with prices in the fourth quarter of 2005. These 2006 price increases continue to hold up well.
Clinker production of 2.8 million tons was in line with our clinker production during the same period last year. As you may recall, clinker production during the first quarter of 2005 was at a record level and represented an 11% increase over the 2004 level. Cement production was up 8% or 170,000 tons more, compared with the year-ago quarter.
Plant fixed costs were up by $10.8 million, in part because we performed more annual plant turnaround work this year than we performed during the first quarter last year. Fuel costs for the quarter were up by about $1 per ton.
Our gypsum business continues to record impressive results. During the first quarter, prices continued with their favorable trend, volumes continued to grow, and the plants performed extremely well. Operating income for the quarter was $26.9 million, up $14.4 million over 2005. Sales increased 37% to $126 million and sales volumes were up 8% to 598 million square feet. The average mill net selling price in the quarter was $177 per MSF, up $39 per MSF from the first quarter of 2005 and up $14 per MSF from the fourth quarter of last year. We increased prices in mid-December 2005 and again on March 20 of this year. Our gypsum plants produced 584 million square feet during the quarter, an increase of 4% or 22 million square feet compared with last year. Our plants also set reliability and quality records during the quarter.
Variable costs were up versus the year-ago quarter by 17%, due principally to higher natural gas costs. However, variable costs were down by 5% compared to the fourth quarter of 2005, as natural gas prices began to decline during the quarter.
Corporate and unallocated costs for the quarter were $38.2 million, up $15.2 million from last year. Tender offer-related costs of $6.4 million and corporate stock-based compensation expenses of $5.2 million accounted for most of the increase.
Our financial position continues to be strong. Just like our business, our borrowing pattern is very seasonal with short-term borrowings typically peaking towards the end of the second quarter. Our net indebtedness was $232 million at quarter end, compared with $84 million at the end of 2004 — at the end of 2005.
Turning now to our outlook for the year, we expect favorable pricing across all of our products to be the primary story for 2006. Cement price increases have already been successfully implemented and are holding well. In addition, we’ve already announced a second price increase of $5 per ton in some of our U.S. markets for this summer. The recent price increase for gypsum, implemented on March 20, is also holding well.
Ready-mix concrete price increases and fuel surcharges have also been successful. Aggregate prices are expected to be up in the 6 to 8% range compared with 2005. Portland Cement Association’s recently released spring forecast for 2006 cement consumption estimates growth of 2 to 3% in our market. We expect the trend of higher-than-average demand growth in western Canada to continue.
Even though we expect steady growth for the year, our ability to ship domestically produced cement will be limited to what we can produce in our already sold-out cement plants. We plan to produce 1 to 2% more cement in 2006 compared with 2005. For demand increases in excess of the 1 to 2%, we would rely on imports, which have a significantly lower average margin.
On the cost side, we expect our energy and transportation costs to increase at a rate above inflation and our pension and stock-based compensation costs to be higher compared with last year.
At the bottom line, although visibility is limited this early in the year, we expect to achieve significant year-over-year earnings growth, driven by the continuation of favorable pricing trends in all product lines.
This concludes our formal remarks this morning. At this time, our CEO, Philippe Rollier, and I will be happy to answer any questions you might have regarding our first-quarter results. I’m sure you may also have questions regarding the tender offer, but for legal reasons, we will be unable to address any questions relating to the tender offer at this time.

Thomson StreetEvents	www.streetevents.com	Contact Us	4
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
QUESTION AND ANSWER
Operator
Thank you, Mr. Olsen. The question-and-answer session will be conducted electronically. (OPERATOR INSTRUCTIONS). David MacGregor, Longbow Research.
David MacGregor — Longbow Research — Analyst
Just a quick question with respect to the Canadian business — you make the distinction between business conditions in eastern Canada versus western Canada. Can you help me understand just the difference in percentage of revenues between those two regions? I think Canada as a whole represents about 50% of your consolidated revenues; at least that was my recollection.
Eric Olsen — Lafarge North America — CFO
We have slightly more revenue in eastern Canada than western Canada. But you know, it’s reasonably balanced — maybe 55/45, 60/40. I don’t have the exact number with me, David.
David MacGregor — Longbow Research — Analyst
Okay. Then is it fair to assume that there will be none of the $5 per ton price increase in cement that’s expected for the U.S. market at midyear, that you won’t get any of that in the Canadian markets?
Eric Olsen — Lafarge North America — CFO
Yes, our price increases were announced only in the U.S.
David MacGregor — Longbow Research — Analyst
Okay, thank you very much.
Operator
Nicolas Godet, Exane BNP Paribas.
Nicolas Godet — Exane BNP Paribas — Analyst
Good morning, gentlemen. I have two questions. The first one is on gypsum. You mentioned decreasing natural gas costs. Do you think you can justify further price increase in gypsum to your customers when your margin expense (indiscernible) so much and prices are (indiscernible) levels?
Philippe Rollier — Lafarge North America — President, CEO
At this stage, there is nothing in the cards.
Nicolas Godet — Exane BNP Paribas — Analyst

Thomson StreetEvents	www.streetevents.com	Contact Us	5
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Okay. The second question regards production. Your guidance of production is 1 to 2% for the full year. So, does it imply that production will be at 0% or even negative in the remaining part of year, given that we had this 8% in Q1?
Eric Olsen — Lafarge North America — CFO
Well, the key, as you know, is clinker production, and our clinker production, as we said, was at the same level as last year, so there is some catch-up involved. Because of the high level of shipments in the first quarter, we ended up grinding a lot more clinker than we did last year and moving more clinker ground into cement through our system. So, you know, there’s still some challenge ahead with respect to plant production.
Nicolas Godet — Exane BNP Paribas — Analyst
Okay, so can you repeat what was clinker production increase and cement production increase in Q1?
Eric Olsen — Lafarge North America — CFO
Sure. The clinker production was basically flat, year-on-year. We are slightly — I think we are 3000 tons ahead of 2005 levels. Cement production was 8% above, and that’s just a matter of us using up more clinker inventory that we typically have at this time of the year to respond to the higher-than-expected demand during the first quarter.
Nicolas Godet — Exane BNP Paribas — Analyst
Thank you very much.
Operator
(OPERATOR INSTRUCTIONS). Todd Vencil, BB&T Capital Markets.
Todd Vencil — BB&T Capital Markets — Analyst
Thanks very much. I wonder if you could quantify the gypsum price increases that you put in place in December and March.
Eric Olsen — Lafarge North America — CFO
Well, we don’t get typically very specific on the dollar amount of the gypsum increases, but you can — if you look at the numbers that we’ve disclosed, our fourth-quarter gypsum price was $163 per MSF, and our first-quarter number was $177 per MSF. That really reflects the mid-December increase and a portion of the March increase. The March increase went through on March 20. That, I think, gives you a sense for the order of magnitude.
Todd Vencil — BB&T Capital Markets — Analyst
You said that it’s holding well. Were both of those more or less fully accepted?
Eric Olsen — Lafarge North America — CFO
Yes, they were both successful.
     Todd Vencil — BB&T Capital Markets — Analyst

Thomson StreetEvents	www.streetevents.com	Contact Us	6
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Okay. With regard to sort of past increases, how easy — and this would go for both gypsum and for aggregates and for your other products, I guess. How easy are you finding it to be to implement price increases and have them accepted? Is it now as easy as it has ever been?
Eric Olsen — Lafarge North America — CFO
I don’t know. It’s hard to characterize what’s easy. Typically, as you know —.
Philippe Rollier — Lafarge North America — President, CEO
It’s never easy. I think what you have is a very inflationary environment and people have accepted that fuel and energy is much, much higher. So I think, if you go back two years ago, we had one price increase — or three years ago, we had one price increase at least in cement and (indiscernible) aggregates. Now we have fuel surcharges and we have to, in some cases in aggregate, more than two price increases per year. And people are accepting that.
Todd Vencil — BB&T Capital Markets — Analyst
Okay.
Philippe Rollier — Lafarge North America — President, CEO
In the gypsum, of course, the price increase — you know, last year, in the last 18 months, there may be five or six price increases, and that seems to be, in fact, the normal accepted practice in the trade.
Todd Vencil — BB&T Capital Markets — Analyst
To that question, have you begun to consider or could you perhaps handicap the likelihood of another gypsum price increase this summer or early fall?
Philippe Rollier — Lafarge North America — President, CEO
Well, we will look at it. We certainly — if things justify it, we will be pursuing that, but at this stage, as I said earlier, nothing — we haven’t planned anything yet.
Todd Vencil — BB&T Capital Markets — Analyst
Okay. Final question — you said that you had raised prices on aggregates — or you had announced a price increase in aggregates for some U.S. markets. Can you tell us which markets, generally?
Philippe Rollier — Lafarge North America — President, CEO
It’s all over the place.
Eric Olsen — Lafarge North America — CFO
Yes, price is up across the board. I wouldn’t necessarily distinguish any of the markets we compete in significantly over others, but it’s a strong pricing environment right now for aggregates.
Operator

Thomson StreetEvents	www.streetevents.com	Contact Us	7
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Clyde Lewis, Citigroup.
Clyde Lewis — Smith Barney Citigroup — Analyst
Good morning, gentlemen. I just wanted to really follow-up on the aggregate pricing story again. I’m just wondering whether you can maybe give us a little bit more information about how different it is between the Canadian price rises and the U.S. price rises. Certainly, some of your peers are talking about much bigger price rises, but they are obviously sort of focused very much on the U.S. market. So I’m just wondering if you can split that down into a little bit more detail. If it is significantly different, maybe explain why the Canadian prices aren’t performing as well as the U.S. ones at the moment.
Eric Olsen — Lafarge North America — CFO
Yes. Clyde, the price increases really aren’t significantly different. It’s kind of the last answer to the previous question, we had. I wouldn’t draw a big distinction. The other thing I would remind you of this is the first quarter. Many of our Canadian markets really aren’t up and running yet. You know, the data points you’re drawing out of the Canadian markets are pretty limited for the first quarter.
Clyde Lewis — Smith Barney Citigroup — Analyst
Yes. The reason for the question I’ve literally just come off the Vulcan conference call and they’ve managed to achieve a 15% increase in average prices in the first quarter, and they’re talking about 10 to 12% for the full year. You know, 15% was year-on-year, but they were talking 10 to 12% for the full year. I mean, how would you explain the difference between your 6 to 8 and their 10 to 12?
Eric Olsen — Lafarge North America — CFO
We, as you probably well know, we compete in different markets. They are more weighted towards the South and California is a big market for them as well. I think, if you look at the underlying trend in 2006 in those markets, you know, it just explains for the difference. We are in more northern markets, and the price increases are in the 6 to 8% range in our markets.
Clyde Lewis — Smith Barney Citigroup — Analyst
Okay, but do you think maybe, as the year goes by, that maybe there’s a little bit of potential upside in those numbers?
Eric Olsen — Lafarge North America — CFO
Well, you know, we are giving you our best judgment right now of 6 to 8%. So you know, maybe as the Canadian market gets up and running, we will have more information later, but you know, based on our judgment right now, it’s 6 to 8%.
Operator
Mike Best, JPMorgan.
Mike Best — JPMorgan — Analyst
Yes, good morning. I had two questions, if I could? The first one is maybe, Philippe, you could talk about the import situation is like for cement now into the U.S., particularly both the availability and the costs? I’m thinking more here for the full year, possibly the outlook rather than just Q1.
Then secondly, you know, a number of your competitors are now bumping up against the capacity in gypsum. Could you just remind me — is that the situation with yourself? Because obviously you’re adding capacity but it’s not on stream for awhile. I mean, for the remainder of this year, are you pretty well operating up sort of fairly close to full capacity utilization in wallboard?

Thomson StreetEvents	www.streetevents.com	Contact Us	8
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Philippe Rollier — Lafarge North America — President, CEO
The answer on gypsum — yes, we are working at capacity. We are importing gypsum wallboard; we’ve already had two ships which have come to North America, and there will be more. At the same time, as you know, we will start, in the third quarter, the expansion of our Buchanan plant, so we will get some more capacity towards the end of the year. Of course, we have announced the doubling of the capacity of (indiscernible) and that will come on the market in 2007.
Mike Best — JPMorgan — Analyst
What you are importing — I mean, are you making a margin on that or is that really building market share up for Buchanan?
Philippe Rollier — Lafarge North America — President, CEO
We do make some margin, but certainly not comparable to the very efficient plant (indiscernible). Okay?
The other question on cement, your question was about the availability and — (multiple speakers) — what is the supply situation in North America? Is that what was your question, basically?
Mike Best — JPMorgan — Analyst
It was, Philippe, yes.
Philippe Rollier — Lafarge North America — President, CEO
Well, we — as I think we commented upon that in the last two years, we’ve had two years in a row of very strong demand increases. You know, twice it was in the 6%, and we had a fantastic first quarter, so it’s quite normal that the plants are very strained and the only answer today globally is increasing imports, which is taking place and which is quite — it’s more difficult to import by sea in some landlocked markets, so some of those markets are in more difficult situations.
Mike Best — JPMorgan — Analyst
But I mean, we’ve seen the shipping costs come down significantly. I mean still no sign of that being reflected in the import costs? Because there’s a shortage of cement — (multiple speakers)?
Philippe Rollier — Lafarge North America — President, CEO
No, I think we are still — you know, a lot of the contracts we had in the past where — or that the trade had — was locked in certain places. So in fact, we have seen — actually they were lower and we’ve seen an increase of the import costs. Freights have been going down a bit but at the same time, I think the world market is pretty tense and the price of cement FOB has not come down. You know, when you have such a market demand for the U.S., why would they bring their prices down?
Eric Olsen — Lafarge North America — CFO
Another factor affecting the profitability of the imports is inland transportation rates. Once you get it on the coast, you’ve still got to move it into the market. Domestic North American logistics and transportation costs are up significantly, year-on-year.
     Philippe Rollier — Lafarge North America — President, CEO

Thomson StreetEvents	www.streetevents.com	Contact Us	9
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
(multiple speakers) — whether it’s real, whether it’s barges, everybody is taking advantage of the present situation to increase rates very, very significantly.
Mike Best — JPMorgan — Analyst
Okay, understood. No, thank you very much.
Operator
(OPERATOR INSTRUCTIONS). Richard Stoneman, Dundee Securities.
Richard Stoneman — Dundee Securities — Analyst
You mentioned that energy costs had increased the cost of producing cement by $1 a ton. Do you expect that to remain for the rest of the year, or would you expect further escalations for the year?
Eric Olsen — Lafarge North America — CFO
Well, for our cement business, the solid fuel costs are principally coal and petroleum coke, and coal is the biggest piece of that. We typically purchase our coal during the fourth quarter for the next year, so we have a good feel right now for our coal costs for the year. The first quarter is probably reasonably reflective of what the year is going to bring.
Petroleum coke ultimately is somewhat tied to the barrel of oil. That tends to evolve up or down over time, and we have seen some increases in the barrel of oil over the last month or so. So, there could be some upside movement in petroleum coke.
Now, the other factor affecting all of this is the cost to move the solid fuel. You’ve got to get to the plants and as Philippe was just saying, transportation rail rates, trucking rates are up significantly. We’re seeing 15 to 20% increases in transportation costs year-on-year and fuel surcharges. Depending on what your outlook for the barrel of oil is going forward, that will affect transportation rates for the balance of the year.
Richard Stoneman — Dundee Securities — Analyst
Thank you much. My second question is the Canadian exchangeable shares — are they a separate class of shares?
Eric Olsen — Lafarge North America — CFO
They are — yes, preferred shares, which are exchangeable into Lafarge North American common shares.
Richard Stoneman — Dundee Securities — Analyst
But they are a separate class?
Eric Olsen — Lafarge North America — CFO
Yes, they are a separate class. They are preferred shares that are exchangeable into LNA common.
Richard Stoneman — Dundee Securities — Analyst
Okay. So that will have to be taken out as well, as part of this transaction?

Thomson StreetEvents	www.streetevents.com	Contact Us	10
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
Eric Olsen — Lafarge North America — CFO
As we were saying earlier, we’re not going to get into specific — we unfortunately can’t get into specifics on the tender offer, sorry.
Operator
John Lynch, Lynch Research.
John Lynch — Lynch Research — Analyst
Good morning. It’s kind of a simple, recurring question, and a lot of the questions from the analysts this morning (indiscernible). Can you say 177 (indiscernible) is that before or after freight? How are you accounting for the freight if it’s not in that number?
Eric Olsen — Lafarge North America — CFO
That’s a mill net price, John.
John Lynch — Lynch Research — Analyst
That’s after freight or you are — (multiple speakers)?
Eric Olsen — Lafarge North America — CFO
That’s right.
Philippe Rollier — Lafarge North America — President, CEO
(indiscernible).
Eric Olsen — Lafarge North America — CFO
That’s basically the price, ex the plant, so freight is on top of that; that’s correct.
John Lynch — Lynch Research — Analyst
If your freight is running, say, $20, we would be talking 197 at the delivery?
Eric Olsen — Lafarge North America — CFO
Right, in the case — if freight were $20, that is correct.
John Lynch — Lynch Research — Analyst
Thanks.
     Operator

Thomson StreetEvents	www.streetevents.com	Contact Us	11
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript
Apr. 26. 2006 / 11:00AM ET, LAF — Q1 2006 Lafarge North America Earnings Conference Call
(OPERATOR INSTRUCTIONS). Gentlemen, it appears there are no further questions at this time. Mr. Olsen, I will turn conference back over to you for any additional or closing remarks.
Eric Olsen — Lafarge North America — CFO
Okay, thank you very much. This concludes our conference call for the first quarter. Thank you for participating in the call this morning.
Operator
Thank you. That will conclude today’s conference. We thank you for your participation. At this time, our phone audience may now disconnect.

DISCLAIMER
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com	Contact Us	12
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.